AMERICAN BONANZA PROVIDES COPPERSTONE
GOLD MINE PROGRESS FOR MAY 2013

June 19, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during May 2013.

May saw 1,041 ounces of gold produced, a 5% increase in ore grade, improvement in the mill recovery, and a 41% increase in development footage as the focus on providing access to new ore zones continues. Improvements continue into June, with production for the first 16 days of the month totalling 746 ounces of gold.

Production Summary (see below for detailed breakdown of figures)

Development Mining	January ‘13	February ‘13	March ‘13	April ‘13	May ‘13
Zones	< 4	7	6	5	4
Development mined	146 t/d	253 t/d	167 t/d	291 t/d	399 t/d
Ore Mining
Total rock mined	463 t/d	562 t/d	474 t/d	622 t/d	766 t/d
Ore mined	317 t/d	308 t/d	347 t/d	331 t/d	367 t/d
Rounds per day mined	5	4.3	5.2	4.9	5.2
Ore Processing
Ore processed	322 t/d	315 t/d	333 t/d	346 t/d	349 t/d
Mill recovery	82%	86%	80%	81%	89%
Concentrates
Gravity concentrate	15 Oz/ t	47 Oz/t	34 Oz/t	30 Oz/t	43 Oz/t
Flotation concentrate	23 Oz/t	30 Oz/t	18 Oz/t	27 Oz/t	21 Oz/t
Gold produced	520 Oz	878 Oz	670 Oz	815 Oz	1,041 Oz

Concentrates

1,041 ounces of gold were produced during May, comprised of 271 ounces of gold contained in flotation concentrate and 769 ounces of gold in gravity concentrate.

Ore Mining

  Total ore mined during May was 11,368 tons, which is 1,435 more tons than during April. A total of 806 feet of ore was mined in May, 2% less than April.
  The mine performed at an average of 5.2 rounds of mining progress per day.

  The focus of the engineering and geology departments continues to be the improvement and maintenance of grade and tons via the development of more ore headings, and the on-going drilling and assay work to limit dilution of higher grade ore.

Development

  This month saw further progress made towards the strategic ore reserves in the C zone targeted for third and fourth quarter mining.
  During May development footage increased by 41% to 703 feet1 from April’s figures.

Ore Processing

  The milled tons increased from 10,393 tons in April to 10,843 tons in May.
  The grade also improved from 0.0969 ounces of gold per ton in April to 0.1073 ounces per ton in May.
  Mill recovery during May averaged 89% which is 8% more than April.

2013 Gold Production Chart (ounces of gold produced per month)

Mr. Brian Kirwin, President & CEO, commented:

"Achieving design rates continues to be our focus and priority. Following the availability of additional working capital announced on the 12th of June, it is expected that additional equipment and inventory of parts will help to accomplish this goal.”

Mine and mill performance for the month of June will be announced towards the end of July.

__________________________________________
1 April saw 498 feet of development footage in April, not 827 feet; the result of a typing error in the April Progress Release (28th May 2013), which is 6% less (not 56% more) than in March.

Doug Wood, P. Geo the Vice President of Exploration of the Company, is the "qualified person" as defined in NI 43-101 who has reviewed and approved the technical information in this news release.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

AMERICAN BONANZA GOLD CORP.
Brian Kirwin, President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.